RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

July 1, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”) Amendment No. 7 to Registration Statement on Form S-1 File No. 333-167939 Filed on June 1, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 30, 2011 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.  Based upon the comments received, however, it appears that there is substantial confusion in regard to the timeline for the Company’s non-beta pools.

It is specifically stated in Management’s Discussion & Analysis that it can take up to 90 days for the first two stages of the Company’s non-beta pool process.  The initial stage allows for buyers to join the pool while the second stage provides access to the posted Invitation for Bids.  Finally, a determination of an award may take as long as an additional 180 days from the date the bids are due from the suppliers.  The entire process can take up to 270 days in total.  Accordingly, the Company’s Winter Motor Fuel Pool which commenced on December 28, 2010 required that all supplier bids were due by March 28, 2011.  As noted, it can take up to an additional 180 days from such date for an award.  It is also specifically stated that the Fall Motor Fuel Pool (October 2010 Pool) was cancelled and is therefore no longer relevant.  Moreover, the draft disclosure on page 6 provided details of the Company’s License Agreement with Demand Pooling Global Services, LLC and not the cancelled Consulting Agreement with AVP, the terms of which have been previously deleted.

If the Staff is still unclear as to any of these issues, the Company would be amenable to meeting with the Staff to provide further insight and clarification.

United States Securities and Exchange Commission
July 1, 2011

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the Comments, the Company has attached the revised pages only.  Accordingly, it is respectfully requested that in the event that the staff has no further comments, that the Company be allowed to include such changes in its final prospectus filed pursuant to Rule 424(b).

Management’s Discussion & Analysis

Results of Operations, page 32

1.           We note your response letter dated June 27, 2011 and draft disclosure indicating that anticipated approval or award dates may be up to 180 days from the date bids are due from suppliers.  We reissue our prior comment. Please revise to address the status of your non-beta pools, which appear to be the October and December 2010 pools.  For example, it is unclear if any open bids have been accepted by buyers, whether there are outstanding bids that buyers are still considering, and if still outstanding, by what date the pools are scheduled to be completed. We continue to note that you do not appear to have generated any revenue as of March 31, 2011.  Please revise accordingly.

COMPANY RESPONSE:

1           The disclosure in Management’s Discussion & Analysis describes in great detail the timeline of the process for the Company’s aggregation platform, including that the Fall Motor Fuel Pool (October 2010 Pool) has been cancelled.  It is respectfully noted that the disclosure in Management’s Discussion & Analysis includes:

“The Company’s application platform is fully functional in its current state and it is currently conducting its first non-beta pooled purchase of products for state and local governments.  The process for operating its aggregation platform involves posting the opening of a pooled purchase of a specific product on its website and allowing buyers to join the pool for 30-45 days.  At the end of this period, the pool automatically closes for buyer access and opens to supplier access for capturing all posted IFBs, evaluating the IFBs, formulating and submitting their bids.  The period for supplier bidding is also typically 30-45 days and requires that all bids must be submitted prior to the end of this period, at which time suppliers no longer are permitted access and access returns to the buyers for capturing and evaluating their bids and awarding contracts.  The system requires the buyers to designate an anticipated approval or award date so that the suppliers are fully informed as to how long their bids must be valid.  A determination of award may take as long as 180 days from the date that the bids are due from suppliers.  If a supplier is selected as the winning bidder, it enters into a contract negotiation period with the buyer and this is conducted independent of the Company’s platform.  If a contract is completed, the suppliers are responsible for paying the Company’s platform use fee.  The suppliers of the product pay the fees charged by the Company.  The subject product is motor fuel and the next product pools will be for water treatment chemicals and police and other vehicles.  The Company is currently ascertaining the optimal timing for the launch of pooled purchases for these products. The Company launched its first non-beta pool October 2010, which was followed by a Winter Motor Fuel Pool in December 2010 and recently launched its Spring Motor Fuel Pool.  The Fall Motor Fuel Pool (October 2010 Pool) was cancelled due to the withdrawal of a buyer with substantial fuel requirements, because it could not accept bids solely in an electronic format.  Modifications to the Company’s platform now require bids in an electronic format, but allow for the buyer to designate that it must also receive written copy of the bid.  No assurance can be given that one or more awards will be made or revenues will be generated from the award of contracts by buyers.”

United States Securities and Exchange Commission
July 1, 2011

2.           Please see comment three from our letter dated April 5, 2011.  Your draft disclosure continues to provide what appear to be details of the cancelled AVP agreement, including the $1 million, $4 million and $10 million milestones.

COMPANY RESPONSE

2.           It is respectfully noted that the draft disclosure on page 6 refers to the Company’s License Agreement with Demand Pooling Global services, LLC and not the cancelled Consulting Agreement with AVP, the details of which have been previously deleted in accordance with comment three of the Staff letter dated April 5, 2011.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission
July 1, 2011

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm

RGS:kad

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the Technology and any improvements thereto—although the License includes the Company's right to utilize such improvements.

The term of the License commences the date of execution of the Licensing Agreement ("Execution Date") and continues for a term of twenty (20) years, ending on the twentieth anniversary of the Execution Date. In addition to other requirements, the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations or the funding by the Company of a minimum of $10,000,000 for "qualifying research, development and commercialization expenses" in accordance with the following schedule:

(a) a minimum of US$1,000,000 during the period commencing upon the Execution Date and ending on the first anniversary of the Execution Date; or

(b) a minimum of US$4,000,000 during the period commencing upon the Execution Date and ending on the second anniversary of the Execution Date; or

(c) a minimum of US$10,000,000 during the period commencing upon the Execution Date and ending on the third anniversary of the Execution Date

The Licensing Agreement calls for royalties payable by the Company to the Licensor of ten percent (10%) of all gross revenues resulting from the use of the Technology by the Company and twenty-five percent (25%) of all royalties and fees received from third party sublicensees.

The license is terminated upon the occurrence of events of default specified in the License Agreement.

The Company played no role in the development of the Technology. The business concept behind the Technology was developed primarily by Richard Aland, the Company founder, although he played no role in the actual development of the Technology. Since the Company has just begun to apply the Technology commercially, the Company is unable to estimate the commercial value of the Technology. Licensor was created for the purpose of developing and implementing the software application necessary for implementation of Mr. Aland's vision of how state and local governments could effectively generate large-scale savings on the purchase of capital assets and certain commodities (motor fuel and water treatment chemicals). Licensor has been in business since August, 2005 and during the time since its commencement of operations through 2009, it developed the software application. Notwithstanding, Licensor found that it lacked the capabilities to effectively and successfully market the concept. Licensor therefore determined to focus solely on software development with a strategy to sell or license the software and to provide support for the software. To the best of the Company's knowledge, Licensor has never been, is not currently and has no plans in the future to engage in the demand aggregation pools business. DPGS is strictly a software development company which developed the electronic application or platform which is licensed to the Company. Further, the Company believes that Licensor has no intent to engage in a business similar to the Company in the United States (which the Company believes would be in violation of the terms of the License). The Company believes that Licensor has not generated any revenues to date.

The Company investigated a variety of software applications as possible alternatives to the licensed software, but did not find any alternative software which it viewed as being as sophisticated, scalable and flexible as the software application licensed from Licensor.

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The Company's net losses to date are primarily attributable to pre-launch salaries and costs of general business model implementation, coupled with the late launch of its first revenue-production pool which will not likely settle until the beginning of the second quarter of 2011. The Company believes that these results will not be characteristic of the Company's operating results once it launches additional pooled purchases. With respect to the funding milestones detailed in the License, the Company is ***not required*** to fund the $10,000,000 (for "qualifying research, development and commercialization expenses") amount as long as it achieves gross profitability within the first three years of the Licensing Agreement. The Company's future success is therefore very dependent upon its ability to achieve profitable operations and generate cash from operating activities. There is no assurance that the Company will be able to generate sufficient cash from operations or raise the required capital to achieve continued existence or fund its business model. Should the Company be unable to obtain additional funding, its operations will be materially affected.

The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding.

The Company will require significant additional financing in order to market its demand aggregation solutions platform to suppliers and buyers, achieve the milestones and generate revenue to avoid the discontinuation of the License, including the following estimated amounts for research, development and commercialization expenses related to the Technology. The Company therefore intends to raise an aggregate of $15 million in 2011 and 2012, the proceeds of which would be utilized as follows:

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